

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

By Facsimile and U.S. Mail

Krishna Veeraraghavan, Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004-2498

> **Re:** **Dynegy Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed October 26, 2010**
> **File 1-33443**

Dear Mr. Veeraraghavan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Additional Materials</u>

1. Please revise or provide us with supplemental support for the following statements:
   - "The Blackstone offer of $4.50 per share compares favorably when measured under traditional financial analysis techniques, such as comparable market transactions and discounted cash flow analyses;"
   - "Forward natural gas prices have declined steadily over the past two years and have continued to fall since the Blackstone transaction was announced. Currently, there is no near-term recovery in sight for natural gas prices, and the abundance of gas appears to be the long-term driver of prices;"
   - "Dynegy's stock price is highly correlated with natural gas prices, which have fallen dramatically over that period…;"

- "…Dynegy's substantially higher leverage than its peer companies magnifies the sensitivity of Dynegy's stock price to declining natural gas prices as compared to its peer companies;"
- "…Dynegy's total enterprise value fell only 1.7% versus the average of Dynegy's peer group, which fell 2.6%; Dynegy did not 'underperform' its peers during this timeframe;"
- "…such an asset sale would result in the loss of Dynegy's existing $1.9 billion credit facility…;"
- "If Dynegy executed the NRG asset sale itself, Dynegy's projected negative cash flow would increase by approximately $400 million so that the total projected negative cash flow would be $1.5 billion over the next five years;"
- "Commodity prices have deteriorated further…increasing our forecasted negative cash flows through 2015 by nearly 50%;"
- "Based on an enterprise value that takes into account Dynegy's outstanding debt…the $50 million post-'go-shop' termination fee translates to 1.1% of total enterprise value…;"
- "Using September commodity pricing, Dynegy's total projected negative cash flow has increased from the $1.1 billion using June commodity prices to $1.6 billion over the next five years;" and
- "Natural gas prices have fallen approximately 7% and the stock prices of Dynegy's peers have fallen on average approximately 2% since August 12, 2010… which could imply a 65% loss in value when compared to Blackstone's binding cash offer of $4.50 per share."

Where the support for your calculations appears in other documents or reports please provide us with the highlighted portions of the documents, so that we may assess the context of the information on which you rely. Please mark the supporting documents to identify the specific information relied upon, including financial statement line items and mathematical calculations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions